EXHIBIT (a)(1)(ii)

EMAIL TO ALL ELIGIBLE EMPLOYEES FROM GUY GECHT,

OUR CHIEF EXECUTIVE OFFICER, DATED AUGUST 31, 2009

To:	Eligible EFI Employees

From:	Guy Gecht, Chief Executive Officer

Date:	August 31, 2009

Re:	Stock Option Exchange Program

Team,

As committed, today we are launching the stock option exchange program, which is based on our proposal that was approved at our recent annual shareholders’ meeting. If you decide to participate, you must make your election by 9:00 p.m. PDT on September 28, 2009, unless the offer is extended.

The stock option exchange program addresses employee stock option grants that are “underwater,” meaning the exercise price is higher than our current market price per share, and allows eligible employees to exchange certain option grants for restricted stock units (RSUs) or, for certain employees, for cash. As per the EFI program approved by our shareholders, we used the fair value of every eligible grant (based on the methodology outlined in the offer documents) to determine how many RSUs or, where applicable, the amount in cash you will receive in the exchange. We know that some of you may be surprised to see the smaller number of RSUs you are eligible to receive in the exchange due to the impact of exchanging at fair value. This lower number is a result, in part, of the fact that RSUs are considered to be of greater value because they have value to you whether or not our stock price goes up or down and the commonly used models that calculate fair value diminish option grant value the further the strike price is below the current market price.

The decision of whether or not to participate in the option exchange program is an important one, with many personal considerations. While the decision is entirely yours, we’ve created an election website to provide you with information you need to make a decision that’s right for you. You can access it at https://webapps.efi.internal/exchange. Additional information is included in the attached addendum and available on our intranet at http://info-new/departments/hr/soe.asp.

Thank you again for everything you do to ensure EFI’s and our customers’ success. With our product innovation and the best team in our industry, we believe we are well-positioned for a return to revenue growth and healthy profitability.

Guy

Stock Option Exchange Program Summary Information

(Addendum to August 31, 2009 Email to Employees)

Are You Eligible to Participate in the Employee Stock Exchange Program? Yes, if:

•	You are an active employee of EFI on August 31, 2009

•	You remain actively employed by EFI through September 28, 2009*

•	You have at least one eligible option

•	Your eligible options are those options with the following terms:

•	Per share exercise price above $10.77. In order to remain eligible, on the completion date the option exercise price must be higher than the closing trading price of EFI’s common stock on that date.

•	Granted before February 28, 2009

•	Expiration date of March 28, 2010* or later

Additional Detail

Certain employees will receive cash payments instead of RSUs if they exchange their eligible stock options, if:

•	The fair value of the option exchanged is $250 or less, or

•	You are an eligible employee in one of the following countries: Australia, Belgium, Brazil, Canada, China, France, Italy, South Korea, Mexico, Singapore, Spain, Sweden or the United Kingdom

Next Steps

•	Educate Yourself

•	Review all of the Stock Option Exchange Program documents available to you at https://webapps.efi.internal/exchange and on EFI intranet http://info-new/departments/hr/soe.asp

•	Consult with your professional advisors

•	Evaluate Your Options

•	See how many RSUs or cash, as applicable, you can receive in the exchange

•	Review the vesting information

•	Consider the tax implications

•	Elect Whether to Participate

•	Log on at https://webapps.efi.internal/exchange to make your election, make changes, or withdraw your election by 9:00PM PDT on September 28, 2009*

*	Assumes a completion date of September 28, 2009. If the offering period is extended this date will be extended accordingly.

**	In order to remain eligible, on the completion date the option exercise price must remain higher than the closing trading price of EFI’s common stock on that date.

EFI’s executive officers and board of directors are not eligible to participate in the Offer to Exchange.